SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 May 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Appendix 3Y Change of Directors’ Interest Notice
Appendix 3Z Final Director’s Interest Notice
Telstra takes off with Qantas service agreement

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD MCGAUCHIE

Date of last notice	26 FEBRUARY 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	NOT APPLICABLE

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 32,625

Class	ORDINARY

Number acquired	NOT APPLICABLE

Number disposed	NOT APPLICABLE

Value/Consideration	NOT APPLICABLE
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 34,328

Nature of change	CORRECTION OF ADMINISTRATIVE ERROR
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts
NIL

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	TELSTRA CORPORATION LIMITED

ABN	33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	William Arthur OWENS

Date of last notice	26 February 2004

Date that director ceased to be director	5 May 2004

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

  Number & class of securities

  NIL

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Growthshare Pty Ltd ATF Telstra DirectShare Plan	13,644 TLS Ordinary

Part 3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Media Release

17 May 2004	141 / 2004

Telstra takes off with Qantas service agreement

Telstra today announced it has secured one of the largest telecommunications managed services deals in Australian history, following Qantas’ decision to award it an estimated $750 million, seven year contract to manage all of the airlines’ voice, desktop and network managed services.

Telstra Business and Government Group Managing Director, David Thodey, said the agreement with Qantas fully supported Telstra’s strategy to provide ICT services and solutions to Australian companies which Telstra managed on behalf of the customer.

“Telstra is delighted with Qantas’ decision to award us this contract, which will see our relationship expand significantly,” Mr Thodey said.

“To sign a seven year deal with such a broad range of services in today’s fiercely competitive ICT market is a real achievement and testament to our ability to deliver innovation and value for our customers.”

Telstra Services Solutions Managing Director, Mike Foster, said Telstra would not only maintain responsibility for the management of desktops and WAN, but also manage a range of new services including:

•	Transformation of current network to a full Internet Protocol (IP) capable network.

•	Full managed voice services for Australia and New Zealand.

•	Enhancement of Desktops including upgrades to Software, mail and directory environments.

•	Facility management of radio, moving to a full managed radio service over time..

Concurrent with the agreement, Qantas has also entered into a relationship with IBM, which will be responsible for the data centre, applications services and cross functional services. Ultimately these contracts will result in Telstra and IBM establishing a new business system platform to replace the current platform.

“This deal is one of a number of recent milestones for Telstra’s Services Solutions division including the proposed acquisition of KAZ Group. We are now ideally placed to grow its share of the $10 billion Australian ICT services market,” Mr Foster said.

“The intensely competitive managed service solutions market is an important growth driver for Telstra and to ensure we remain a highly competitive force we have

Telstra’s national media inquiry line is 13 1639 and the Media Centre is located at:
www.telstra.com.au/communications/media

invested heavily in getting our service right and offering innovative products and services such as our managed solutions, hosting services and Community of Interest networks to name a few.

“The acquisition of KAZ will further increase our capability by enabling us to serve those who want a telecommunications company as a partners who can deliver and manage their complex IT and Business Process Outsourcing (BPO) service,” Mr Foster said.

Telstra media contact:

Warwick Ponder
02 9298 4619
0409 369 711

Telstra’s national media inquiry line is 13 1639 and the Media Centre is located at:
www.telstra.com.au/communications/media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary
Date: 31 May 2004